June 16, 2006

Mail Stop 4561

Mr. Michael W. Dosland
President, and Chief Executive Officer
First Federal Bankshares, Inc.
329 Pierce Street
Sioux City, IA 51101

Re: First Federal Bankshares, Inc.
Form 10-K for Fiscal Year Ended June 30, 2005
Filed September 13, 2005
File Number: 000-25509

Dear Mr. Dosland:

We have reviewed your filing and have limited our review to the following comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-K filed September 13, 2005

Annual Report

Asset Quality, page 7

1. You disclose that you placed $4.2 million in a commercial contractor loan relationship on classified status and restructured loan classification for Guide III purposes during fiscal year 2005 with a corresponding, specific loan loss reserve of $2.3 million. In your March 31, 2006 Form 10-Q we note that on page 11 you state that during fiscal year 2006 you placed $4.3 million in non-accrual which was apparently the same relationship and charged-off $1.4 million similarly. Please tell us by fully explaining in your response letter further details surrounding the loan relationship(s) and how management determined the following:

   - provide a timeline fully explaining facts and circumstances including any relevant trigger dates or events which will explain how and when you made changes to loan classification, determination of specific reserves and charge-off(s) according to the historical details above;
   - specifically explain why you only charged-off $1.4 million in fiscal year 2006 when you had previous specific reserves of $2.3 million in 2005 and why you did not charge-off any amounts at that time;
   - explain how collateral based information was used in determining the above, including the dates and specific results of any recent appraisal(s) or other information which supports or supported prior or current quantitative determinations and classifications; and
   - provide an update through the current date as to the current accounting treatment of this relationship and explain any material changes to classification, determination of specific reserves and/or charge-offs since March 31, 2006.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides the requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief